UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Red Thread Labs, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> July 6, 2018

Physical Address of Issuer:

801 Bridge Street, Unit D,
Reno, Nevada 89439

Website of Issuer:

https://redthreadcollection.com/

Current Number of Employees:

2

	Prior fiscal year-end (2021)	Most recent fiscal year-end (2022)
Total Assets	$418,848	$454,421
Cash & Cash Equivalents	$18,489	$12,914
Accounts Receivable	$196	$49,724
Short-term Debt	$264,261	$310,965
Long-term Debt	$1,285,137	$1,541,975
Revenues/Sales	$190,861	$249,574
Cost of Goods Sold*	$125,106	$95,131
Taxes Paid	$2,115	$9,801
Net Income/(Loss)	($376,391)	($300,613)

*Cost of Sales

April 28, 2023

Red Thread Labs, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Red Thread Labs, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nanno.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/28/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

Red Thread Labs, Inc.

Red Thread Labs, Inc. uses its patent-pending technology and scalable supply chain to make custom-fit clothing, to a woman's exact measurements, from just two photos. Each piece is custom-made and shipped to her door in 1-2 weeks.

The Company is located at 801 Bridge Street, Unit D, Reno, Nevada 89439.

The Company's website is https://redthreadcollection.com/

The Company conducts business in Delaware and Nevada and sells products through the internet throughout the United States and some internationally.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. We may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information

2

on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Red Thread Labs, Inc. is a women's apparel company.

The Company conducts business in Delaware and Nevada and sells products through the internet throughout the United States and some internationally.

Business Plan

The Company uses its patent-pending technology and scalable supply chain to make custom-fit clothing, to a woman's exact measurements, from just two photos. Each piece is custom-made and shipped to her door in 1-2 weeks.

The Company's primary sales channel is direct through their web site at RedThreadCollection.com. In addition, the company has diversified sales channels directly to businesses who purchase logo apparel for employees.

The Company started with a goal to create the perfect, custom-fit black pant. To date, the company has grown with only 9 styles through investing in marketing, acquiring over 4,000 customers, and a high customer repeat rate of 50%. Now, the Company plans to grow by expanding its assortment beyond the black pant to sell more custom-fit, timeless, essential wardrobe pieces to its very loyal client base.

The Company's mission is two-fold: (1) to help all women feel great in their clothes by creating perfect-fitting custom clothing and (2) to reduce apparel waste with their on-demand manufacturing that produces only pieces that are worn, in contrast to the wasteful overproduction of the apparel industry.

The Company hopes to become the most sustainable apparel company on the planet by scaling their patent-pending technology and proprietary on-demand manufacturing, and using 100% sustainable materials.

The Company's Products and/or Services

Product / Service	Description	Current Market
Women's custom-fit clothing	We are the first women's apparel brand to ditch standard sizes and we make it easy, fast, and affordable for women to get beautiful, custom-fit clothing delivered to their door. From just two photos, we create custom-fit clothing in our USA sewing studio and ship it in 2 weeks. Each piece is backed by out Fit Guarantee and Free Alterations for Life. If you don't love your tailor-made piece, we will remake or alter it for free.	Direct to consumer

Competition

The $180B women's apparel market is highly competitive. However, our segment of custom-fit clothing is fast-growing, and we are different because we ship custom-fit clothing in 1-2 weeks, we tailor it in the USA, and we make it easy to get your measurement from just two photos, instead of a measuring tape.

In the apparel industry, our products compete against similar products of many large and small companies, including well-known global competitors. Competition in the $180B women's apparel market includes traditional apparel brands that sell in standard size ranges and also custom-fit clothing brands. Traditional competitors include J. Crew and Banana Republic. In the custom space, the key competitors include Sumissura and Eshakti, who also have the ability to create custom-fit clothing.

Customer Base

We sell primarily through our direct to consumer web site, to a high-income female audience of Boomers and Gen X. We also sell directly to businesses, who buy custom-fit clothing with logos to corporations for employees.

Supply Chain

The Company contracts with a wide breadth of suppliers. Main suppliers include those which provide fabric, trims, zippers, thread and elastic. The Company has access to alternate providers.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
17/366,981	METHOD OF CUSTOM TAILORING APPAREL AT SCALE	Patent	May 18, 2018	Pending	United States
6059159	REDTHREAD	Standard Character Mark (Class 25)	Nov. 10, 2017	May 19, 2020	United States
6059160	REDTHREAD	Standard Character Mark (Class 18)	Nov. 10, 2017	May 19, 2020	United States
TMA1099706	RED THREAD	Word Mark (Classes 25 and 18)	April 9, 2018	May 7, 2021	Canada
017885476	RED THREAD	Word Mark (Classes 18, 25 and 42)	September 4, 2018	September 9, 2019	European Union

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Meghan Litchfield	Founder, Director, Chief Executive Officer, President, Chief Financial Officer and Secretary: 2018 to present	Founder, Director, Chief Executive Officer, President, Chief Financial Officer and Secretary of Red Thread Labs, Inc. (2018 to present). Meghan's employment responsibilities include hiring and leading the team, product development, driving sales, investing in marketing, and running operations.	BA from John. M. Olin School of Business, Washington University in St. Louis (2000)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock of which 8,625,000 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**").

In 2018 the Company adopted an Equity Incentive Plan (the "**Plan**") pursuant to which 2,000,000 shares of Common Stock were set aside for future grants to employees, officers, directors, etc. Of the 2,000,000 shares of Common Stock set aside, 625,000 shares of Common Stock have been granted.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,625,000
Par Value Per Share	$0.00001
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares, which would limit, dilute, or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	86.25%*

*Percentage ownership takes into account the 1,375,000 shares set aside pursuant to the Plan.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$126,073
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	If an Equity Financing occurs before this instrument terminates ("First Equity Financing"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Common Stock, Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"). If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Common Stock, Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of

	Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.
	If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	The aggregate percentage ownership by the holders of the Crowd SAFEs assuming conversion prior to the filing of this Form C-AR is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Crowd SAFEs were to convert at a valuation of $9,000,000, immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of the convertible notes would be approximately 1.1977%.

Type	Common Stock Set Aside Pursuant to the Plan
Amount Outstanding	1,375,000
Par Value Per Share	$0.00001
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares, which would limit, dilute, or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	13.75%

Type	Convertible Promissory Notes
Face Value	$1,080,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Valuation Cap: $8M Discount: 18% Interest Rate: 3% If the Company has not paid the Balance (as defined below) before the closing of the Company's Next Financing (the Company's next sale of its Preferred Stock in a single transaction or in a series of related transaction for an aggregate gross purchase price paid to the Company of no less than $3M, then, at the closing of the Next Financing the entire Balance then outstanding shall automatically be cancelled and converted into that number of shares of capital stock obtained by dividing (a) the entire Balance amount by (b) the Conversion Price (as defined below) then in effect. If the Company has not paid the entire Balance and sells shares of preferred stock in a Non-Qualified Financing (any sale of the Company's preferred stock that is not a Next Financing) then, at the time of the closing of the Non-Qualified Financing, the holder may convert the entire Balance then outstanding under the note into that number of shares of capital stock determined by dividing (a) the entire Balance amount by (b) the Conversion Price. If the Company completes a change of control before the payment or conversion of the entire Balance of the note then upon the closing of such change of control, holder shall be entitled to be repaid, (a) the principal, all accrued and unpaid interest and all other amounts then outstanding under this Note plus (b) an additional amount equal to 50% the original principal of the note. If the notes have not been previously converted, then the principal amount, all accrued and unpaid interest and all other amounts accrued under the notes shall be due and payable in full on the maturity date. Conversion Price means (1) in the case of automatic conversion in connection with the Company's Next Financing, an amount equal to the lower of (A) the lowest per-share selling price at which shares of that stock are or have been issued in the Next Financing as of the date of the conversion of the note into such capital stock multiplied by 0.82 and (B) an amount determined by dividing (i) $8,000,000 by (ii) the total number of shares of Common Stock outstanding as of immediately prior to the first sale by the Company of capital stock, including all shares of Common Stock that would be outstanding assuming full conversion or exercise of all the (x) issued and outstanding securities of the Company, (y) securities issuable upon exercise of options issued under any stock option plan or equity incentive plan of the Company, and (z) securities issuable but not yet issued under any stock option plan or equity incentive plan of the Company (excluding increases in the number of securities issuable under the stock option plan or equity incentive plan in connection with the Next Financing and securities issuable upon conversion of notes); or (2) in the case of an optional conversion in connection with the Company's Non-Qualified Financing, the price per share paid by the investors for capital stock in the Non-Qualified Financing.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	The aggregate percentage ownership by the holders of Convertible Promissory Notes assuming conversion prior to the filing of this Form C-AR is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the convertible notes were to convert at a valuation of $8,000,000, immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of the convertible notes would be approximately 11.2098%.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Line of Credit
Creditor	U.S. Bank
Amount Outstanding	$30,516
Interest Rate and Amortization Schedule	7.50%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	June 1, 2020

Type	Line of Credit
Creditor	Wells Fargo Bank
Amount Outstanding	$36,129
Interest Rate and Amortization Schedule	10.00%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	December 19, 2019

Type	Line of Credit
Creditor	Wells Fargo Bank
Amount Outstanding	$66,080
Interest Rate and Amortization Schedule	6.50%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	March 1, 2020

Type	EIDL Loan
Creditor	Small Business Administration
Amount Outstanding	$19,500
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	N/A
Other Material Terms	Payments start 30 months from effective date.
Maturity Date	January 7, 2051
Date Entered Into	January 7, 2021

Type	EIDL Loan
Creditor	Small Business Administration
Amount Outstanding	$67,300
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	N/A
Other Material Terms	Payments start 30 months from effective date.
Maturity Date	April 12, 2025
Date Entered Into	April 12, 2022

Type	Cash Advance
Creditor	Shopify Capital
Amount Outstanding	$4,885
Interest Rate and Amortization Schedule	N/A
Description of Collateral	20% of sales remitted to Shopify Creditor is granted a security interest in all of the following property of the Company (collectively, the "Collateral"): (a) the SMBA and any other bank accounts associated with Shopify Services accounts of the Company with respect to the Company's business or any other business owned by Seller, and all balances in such accounts, (b) all personal property of any kind, including but not limited to the Company's accounts (including all Receivables, Other Business Receivables and all other receivables owned by or owed to the Company, the Company's business, or any other business or d/b/a name owned by the Company), chattel paper, documents, deposit accounts, equipment, goods, general intangibles, instruments, documents, and inventory (as each of those terms is defined in the Uniform Commercial Code, as in effect from time to time under the laws of the state of Virginia (the "UCC"), (c) all money, cash equivalents, and other assets of Seller that now or hereafter come into the possession, custody or control of Creditor or any Receivables Custodian, and (d) all cash and non-cash proceeds (as defined in the UCC) of each of the items described in sections (a)-(c) and products, whether tangible or intangible, of any of the foregoing. The security interest in this section includes all Collateral that the Company currently owns or may acquire in the future. For the avoidance of doubt, the security interest applies to the Company, any revenue stream owned by the Company, any business, store or shop owned by the Company, and is not limited to a specific d/b/a name or line of inventory of the Company, even if a specific d/b/a name of the Company is identified in this agreement.
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	March 2, 2022

Type	Credit Card
Creditor	U.S. Bank
Amount Outstanding	$21,053
Interest Rate and Amortization Schedule	16.49%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	September 2020

Type	Credit Card
Creditor	U.S. Bank
Amount Outstanding	$1,811
Interest Rate and Amortization Schedule	16.49%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	May 2021

Type	Credit Card
Creditor	American Express
Amount Outstanding	$4,238
Interest Rate and Amortization Schedule	29.99%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	February 2021

Type	Credit Card
Creditor	American Express
Amount Outstanding	$1,807
Interest Rate and Amortization Schedule	14.74%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	July 2021

Type	Credit Card
Creditor	American Express
Amount Outstanding	$2,862
Interest Rate and Amortization Schedule	17.24%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	July 2021

Type	Credit Card
Creditor	Chase Bank
Amount Outstanding	$18,075
Interest Rate and Amortization Schedule	16.74%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	January 2015

Type	Credit Card
Creditor	Chase Bank
Amount Outstanding	$30,752
Interest Rate and Amortization Schedule	17.49%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	September 2017

Type	Credit Card
Creditor	Barclays
Amount Outstanding	$26,991
Interest Rate and Amortization Schedule	16.49%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	June 2021

Type	Credit Card
Creditor	Discover
Amount Outstanding	$9,226
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	July 2021

Type	Credit Card
Creditor	Wells Fargo Bank
Amount Outstanding	$37,962
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	May 2021

Type	Promissory Note
Creditor	Meghan Litchfield
Face Value	$263,649.53
Interest Rate and Amortization Schedule	2.38%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	September 27, 2023
Date Entered Into	September 27, 2018

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
De Haro Labs	8,000,000 shares of Common Stock	92.78%

The table below lists the beneficial owners of twenty percent (20%) or more of De Haro Labs' outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Meghan Litchfield	300,000 shares of common stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2023 the Company had an aggregate of $57,661 in cash and cash equivalents, leaving the Company with 7 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

For additional details on sources of capital the Company currently has outside, please see the above section titled "Capitalization, Debt and Ownership".

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$25	25,000	Working Capital	December 13, 2019	Section 4(a)(2)
Common Stock	$25	25,000	Working Capital	December 18, 2019	Section 4(a)(2)
Common Stock	$25	25,000	Working Capital	December 20, 2019	Section 4(a)(2)
Convertible Promissory Notes	$430,000	Yet to be converted to capital stock	Working Capital	February 19, 2021 – December 7, 2022	Section 4(a)(2)
Crowd SAFE	$126,073	N/A	Working Capital	August 24, 2022 – February 16, 2023	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: During 2018, the founder and majority shareholder of the Company, Meghan Litchfield, provided funding to the company totaling approximately $265,000 bearing interest at 2.38% with a maturity date of September 27, 2023. During 2022, 2021 and 2020, the balance of this loan has been adjusted for nominal repayments and additional borrowings.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Meghan Litchfield
7960ADE17B5D4D3...
(Signature)

Meghan Litchfield
(Name)

CEO and President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated

DocuSigned by:
Meghan Litchfield
7960ADE17B5D4D3...
(Signature)

Meghan Litchfield
(Name)

Director
(Title)

4/28/23
(Date)

EXHIBIT A

Financial Statements



I, Meghan Litchfield, President and Chief Executive Officer of Red Thread Labs Inc. certify that the financial statements of Red Thread Labs Inc. included in this Form are true and complete in all material respects.

DocuSigned by:

Meghan Litchfield

7960ADF17B5D4D3...

Meghan Litchfield
President and CEO of Red Thread Labs Inc.

Red Thread Labs, Inc.
A Delaware Corporation
Financial Statements (Unaudited)

For the years ended December 31, 2022

April 26, 2023

In the opinion of management all adjustments necessary in order to make the financial
statements not misleading have been included.

Red Thread Labs, Inc.
Table of Contents

Financial statements for the year ending December 31, 2022

Red Thread Labs, Inc.
Balance Sheets
At December 31, 2022, 2021, and 2020
(Unaudited)

ASSETS	2022	2021	2020
Current assets			
Cash and cash equivalents	12,914	18,489	4,524
Accounts receivable	49,724	196	-
Inventory	391,782	400,163	449,092
Total current assets	454,421	418,848	453,616
Property and Equipment			
Office equipment	3,403	3,403	-
Accumulated depreciation	(3,403)	(243)	-
Net Property and Equipment	-	3,160	-
Other Assets			
Organizational costs	892	-	-
Accumulated amortization	28,414	-	-
	29,306	-	-
Trademarks & patents	(7,468)	36,352	36,352
Accumulated amortization	(242)	(2,999)	(1,105)
	(7,710)	33,353	35,247
Startup costs	-	-	-
Accumulated amortization		-	-
	0	0	0
Security deposit		3,000	-
Total Other Assets	28,470	36,353	35,247
Total Assets	482,891	458,361	488,863

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities			
Accounts payable	14,839	-	6,750
Gift cards payable	6,541	7,082	7,700

Sales tax payable	16,364	6,563	4,448
Employee benefits payable	782	1,862	-
Deferred revenue		11,453	11,074
Credit cards payable	141,067	115,343	68,772
Credit lines	131,373	121,957	152,545
Total current liabilities	310,965	264,261	251,289
Other liabilities			
Shareholder loans payable	263,650	263,650	250,588
Convertible notes	1,080,000	935,000	650,000
Accrued Interest - Convertible notes	66,987	66,987	40,322
Due to SBA - EIDL	86,800	19,500	-
Due to SBA - PPP	-	-	11,310
SAFE Note	44,538		
Total Other Liabilities	1,541,975	1,285,137	952,219
Total liabilities	1,852,940	1,549,398	1,203,509
Stockholders' equity (deficit)			
Common stock, $.00001 par value; 10M authorized 8,625,000 issued and outstanding at December 31, 2021 and 2020	136	136	136
Additional paid-in capital	294,223	272,623	272,623
Accumulated deficit	(1,664,407)	(1,363,794)	(987,404)
Total stockholders' (deficit)	(1,370,049)	(1,091,036)	(714,646)
Total Liabilities and Stockholders' Equity	**482,891**	**458,361**	**488,863**

The accompanying footnotes are an integral part of these financial statements.

4

Red Thread Labs, Inc.
Statements of Operations
For the years ended December 31, 2022, 2021 and 2020
(Unaudited)

	2022		2021		2020
Revenues	$	319,709	$	246,202	$	213,136
Discounts & refunds		(70,135)		(55,341)		(36,884)
Net revenues		249,574		190,861		176,252
Cost of Sales		95,131		125,106		114,887
Net Profit		**154,444**		**65,755**		**61,366**
Operating expenses					
Advertising and marketing		107,430		172,518		188,142
General and administrative		110,267		120,243		109,674
Salaries and wages		137,371		43,580		35,660
Rent		12,000		13,066		5,082
Professional services		68,057		90,780		45,591
Depreciation and amortization		-		2,137		1,105
Total Operating Expenses		**435,126**		**442,325**		**385,253**
Other Income/(Expense)					
Interest expense		(25,386)		(40,671)		(29,690)
PPP Forgiveness Income		-		35,336		-
Other income		5,455		5,515		7,806
Total Other Income		**(19,931)**		**180**		**(21,884)**
Net Income (Loss)	$	**(300,613)**	$	**(376,391)**	$	**(345,772)**

The accompanying footnotes are an integral part of these financial statements.


Red Thread Labs, Inc.
Statement of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2022, 2021 and 2020
(Unaudited)


	Common stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Par value			
Balance at January 1, 2020	**8,625,000**	**$ 136**	**$ 272,623**	**$ (641,632)**	**$ (368,874)**
Net loss	-	-		(345,772)	(345,772)
Balance at December 31, 2020	8,625,000	136	272,623	(987,404)	(714,646)
Net loss	-	-	-	(376,391)	(376,391)
Balance at December 31, 2021	**8,625,000**	**$ 136**	**$ 272,623**	**$ (1,363,794)**	**$ (1,091,036)**
Net loss	-	-	-	(300,613)	(300,613)
Balance at December 31, 2022	**8,625,000**	**$ 136**	**$ 272,623**	**$ (1,664,407)**	**$ (1,391,649)**


The accompanying footnotes are an integral part of these financial statements.


Red Thread Labs, Inc.
Statements of Cash Flows
For the years ended December 31, 2022, 2021 and 2020
(Unaudited)

	2022	2021	2020
Cash Flows from Operating Activities			
Net Income (Loss)	$ (300,613)	$ (376,391)	$ (345,772)
Adjustments to reconcile net income (loss) to net cash provided by operations:			
Depreciation & Amortization	-	2,137	1,105
Interest Expense	-	26,666	22,489
Subtract income from forgiveness of SBA - PPP loan		(11,310)	
Changes in operating assets and liabilities:			
Accounts receivable	49,528	(196)	-
Inventory	8,380	48,929	(48,914)
Security deposit	3,000	(3,000)	-
Accounts payable	14,839	(6,750)	(2,331)
Gift cards payable	(542)	(618)	2,579
Sales tax payable	9,801	2,115	2,287
Employee benefits payable	(1,080)	1,862	-
Deferred revenue	(11,453)	379	11,074
Credit cards payable	25,723	46,571	61,818
Net cash provided by (used in) operating activities	**(202,416)**	**(269,605)**	**(295,664)**
Cash Flows from Investing Activities			
Acquisition of computer and equipment	-	(3,403)	-
Net cash used in investing activities	**-**	**(3,403)**	**-**
Cash Flows from Financing Activities			
Proceeds from issuance of convertible notes payable	145,000	285,000	-
Borrowings from credit lines	9,416	(30,588)	152,545
Proceeds from Shareholder loans payable	-	13,062	18,899
Proceeds from SBA loan - PPP		24,026	11,310
Repayment of SBA loan - PPP		(24,026)	-
Proceeds from SBA loan - EIDL	67,300	19,500	-
Proceeds from issuance of common stock	-	-	50
Net cash provided by financing activities	**$ 221,716**	**286,974**	**182,804**
Net change in cash and cash equivalents	**19,300**	**13,966**	**(112,860)**
Cash and cash equivalents at beginning of period	18,489	4,524	117,383
Cash and cash equivalents at end of period	$ 37,789	$ 18,489	$ 4,524

The accompanying footnotes are an integral part of these financial statements.

7

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

1. Nature of Operations

Red Thread Labs, Inc. (which hereinafter is referred to as the "Company", "we," "us," or "our") was formed in Delaware in July 2018. The Company is a women's ecommerce apparel company produces custom-fit clothing for women using only two photographs submitted by their customers and ships the finished clothing directly to their doorstep within two weeks. In 2023, The Company is launching a new service for apparel brands, whereby The Company provides their technology and custom-fit alterations service to leading apparel brands, at a cost per unit.

Since inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of December 31, 2022, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 15). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding, issuance of promissory notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are designed to conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair value measurement

The Company is required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity-specific measurement. The fair value of certain assets and liabilities approximates carrying value, because of the short-term nature of the accounts, including other current assets and accounts payable.

Red Thread Labs, Inc.
Notes to Financial Statements
December 30, 2022
(Unaudited)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

For approximately ninety percent of company sales the company receives full pre-payment for the custom-fit clothing at time the order is placed and ships the order in 1-2 weeks. For a smaller portion of sales, the Company offers a "Try Before You Buy" program where customers pay $4.99 charged to their credit card one week after delivery. Accordingly, the Company does not have significant accounts receivable.

Inventory

Inventory is stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method. Since the Company's pieces are custom-made to order, the majority of inventory is raw materials, which gives great flexibility in how the Company ships to customers because the inventory is not "stuck" in apparel sizes. The main raw material is fabric, which is sourced from all over the world including the U.S.A. and Taiwan. The Company also holds small inventory of trims such as thread, zippers, and elastic, and carries some returns that are finished goods for resale or donation.

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

2. Summary of Significant Accounting Policies (continued)

Prepaid Expenses

From time to time the Company provides advance payments to certain contractors for programming and coding services which it records as an asset and expenses the costs in the month the services are rendered.

Capitalized Assets

Office equipment exist in the form of sewing machines and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation on office equipment is provided using the straight-line method, based on useful lives of the assets which five years. Amortization of organization costs, trademarks, patents and startup costs is provided using the straight-line method, based on their use lives which is 15 years.

The Company reviews the carrying value of and other capitalized assets equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Costs to Develop Website and Software for Internal Use
The Company incurs costs associated with the development of its website and integrated ecommerce software and accounts for these costs in accordance with Generally Accepted Accounting Principles in the United States whereby it identifies costs in the following 3 stages; 1) the project state or precoding stage is the period where the Company researched the viability of its concept and determined how to construct the software, 2) the application development stage occurs when the Company actually codes and builds the software and 3) the implementation stage when the software attains technological feasibility, which is generally the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. The Company expenses all costs incurred in stages 1, capitalizes all costs in stage 2 as Capitalized Software Costs and resumes expensing all costs in stage 3. Once capitalized the costs are carried as an asset and amortization thereof begins once the software is ready for

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

2. Summary of Significant Accounting Policies (continued)

its intended use, generally based on the pattern in which the economic benefits will be consumed. The Company commenced amortization of these costs in 2020 and amortizes these costs over a 3-year period monthly on a straight-line basis.

The Company evaluates the recoverability of these capitalized software costs whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company measures the carrying amount of the capitalized software costs by the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. As of December 31, 2022 the Company has no determined any impairment.

Income Taxes

Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. The Company assesses the realizability of deferred tax assets and provides a valuation allowance for deferred tax assets when it is more likely than not that at least a portion of the deferred tax assets will not be realized. The realizability of deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction and also considers allavailable positive and negative evidence.

Operating Expenses

Administrative expenses are expensed as incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation. The Company primarily expenses these costs as incurred.

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

2. Summary of Significant Accounting Policies (continued)

Advertising

The Company expenses advertising costs as they are incurred.

Accounting Pronouncement Recently Adopted

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees" to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In November 2019, the FASB issued Accounting Standards Update (ASU) No. 2019-08, Compensation— Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements— Share-Based Consideration Payable to a Customer, which simplifies and increases comparability of accounting for nonemployee share-based payments, specifically those made to customers, ASU No. 2019-08 will affect companies that issue share-based payments (e.g., options or warrants) to their customers.

Similar to issuing a cash rebate to a customer, issuing a share-based payment to a customer can incentivize additional purchases. The share-based payments can also serve a strategic purpose by aligning the interests of a supplier and its customer, because the customer's additional purchases increase its investment in the supplier.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We have recorded no significant stock-based compensation but continually evaluate the effect that the updated standard will have on the financial statements and related disclosures.

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

2. Summary of Significant Accounting Policies (continued)

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. Inventory

At December 31, 2021 and 2022 inventory consisted of the following:

	December 31, 2021	December 31, 2022
Raw materials	$378,163	$370,235
Work in process	2,000	1,966
Finished goods	20,000	19,581
	$400,163	391,782

4. Capitalized Assets

Computer and Equipment

Computer and equipment consisted of the following:

	December 31, 2021	**December 31, 2022**
Computer and equipment	$3,403	**$3,403**
		-
Less: Accumulated depreciation	(243)	**(256)**
	$ $3.160	$ **3,147** -

Depreciation expense was $13 for the years ended 2022.

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

Organizational Costs

Certain organizational costs that were considered to have a longer useful life that were not expensed, deemed immaterial to these financial statements taken as a whole, and consisted of the following:

	December 31, 2021	December 31, 2022
Organizational Costs	$ 892	$ 892
Less: Accumulated amortization	(242)	(274)
	$ 650	$ 709

Amortization expense was $32 for the years ended 2022.

Startup Costs

Capitalized startup costs include all expenses incurred to prepare the retail website and the Companies integrated ecommerce software, prior to its launch on 11/22/17. This includes costs for website development, product development and testing.

	December 31, 2021	December 31, 2022
Startup Costs	$ 66,607	$ 66,607
Less: Accumulated amortization	(18,130)	(22,670)
	$ 48,477	$ 52,917

Amortization expense was $4,440 and $4,540 for the years ended 2021 and 2022.

5. Trademarks, Patents and Other Intangible Assets

The Company tests intangible assets for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. The Company uses a variety of methodologies in conducting impairment assessments of indefinite-lived intangible assets, including, but not limited to, discounted cash flow models, which include assumptions we believe are consistent with those a market participant would use. If the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess. The Company has the option to perform a qualitative assessment of indefinite-lived intangible assets, rather than completing the impairment test. The Company must assess whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If the Company concludes that this is the case, it must perform the testing described above. Otherwise, the Company does not need to perform any further assessment.

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

Trademarks and Patents

Capitalized trademarks and patents consisted of the following

	December 31, 2021	**December 31, 2022**
Trademarks	$ 28,414	**$ 28,414**
Less: Accumulated amortization	(2,999)	**(3,380)**
Patents	7,939	**9,389**
Less: Accumulated depreciation	(0)	**(0)**
	$ 33,353	**$ 34,423**

Trademark amortization expense was $3,380 and $2,999 for the years ended 2022 and 2021. Management has indicated that amortization on the patents has not yet commenced as they have not yet been approved.

6. Income Taxes

The Company is taxed as a C Corporation and files federal and Nevada state income taxes annually.

7. Accounts Payable and Accrued Expenses

The Company records expenses in the month the services are rendered, or their purchases are received and pays the related provider in accordance with the terms of their invoices. Included in accounts payable are amounts due to vendors, contractors, and tax agencies for normal operating expenses as well as certain payroll and sales taxes.

8. Deferred Revenue

Deferred revenue primarily consists of outstanding customer credits, customer deposits and prepayments. The Company accepts prepayments for orders which are reflected as deferred revenue and amount to $9,452 at December 31, 2022.

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

9. Debt

Shareholder loans payable

During 2018 the founder and majority shareholder of the Company provided funding to the company totaling approximately $265,000 bearing interest at 2.38% with a maturity date of September 27, 2023. During 2021 and 2019 the balance of this loan has been adjusted for nominal repayments and additional borrowings. It is managements intention to repay these amounts to the partners from potential earnings from the Company.

Convertible notes payable

From 2018 to 2022 the Company entered into several convertible note agreements with various investors whereby proceeds received by the Company were in exchange for considerations that allow for their conversion into common stock upon the Company's qualified financing events as stated in the agreements with the following terms:

Issue Date	Amount	Due Date	Interest Rate
7/20/18	$100,000	7/20/21	3%
7/23/18	100,000	7/23/21	3%
12/18/19	50,000	12/18/2022	3%
	400,000	6/27/22	3%
Total at December 31, 2020	$650,000		
2/19/2021	50,000	2/19/2024	3%
4/26/2021	25,000	4/26/2024	3%
11/2/2021	100,000	11/2/2024	3%
6/27/2021	50,000	11/4/2024	3%
5/6/2021	60,000	5/6/2024	3%
Total at December 31, 2021	$935,000		
09/14/2022	$25,000	9/14/2025	3%
06/10/2022	25,000	06/10/2025	3%
06/10/2022	50,000	06/10/2025	3%
12/07/2022	20,000	12/07/2025	3%
12/07/2022	25,000	12/07/2025	3%
Total at December 31, 2022	$1,080,000		

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

Due to SBA Economic Injury Disaster Loan (EIDL)

On January 7, 2021 the Company received an economic injury disaster loan from the Small Business Association for $19,500 which has a maturity of 30 years from the date of issuance with a monthly payment of $96 bearing interest at 3.75%.

On April 12, 2022, the company received an additional EIDL loan of $67,300 from the SBA bearing interest at 3.75% with a maturity of 30 years which changed the monthly payment to $445 per month, which begins in May, 2024.

Credit Lines

Included in Credit Lines and Credit Cards at December 31, 2022 are various facilities with the following terms:

Issue date	Credit limit	Maturity	Interest rate
June 2020	$30,000	Revolving line – no maturity	7.00%
December 2019	$35,000	Revolving line – no maturity	10.0%
March 2020	$65,000	Revolving line – no maturity	6.50%
July 2021	$43,000	Revolving line – no maturity	16.49%
July 2021	$40,000	Revolving line – no maturity	0.0%
August 2019	$18,000	Revolving line – no maturity	16.74%
July 2021	$9,000	Revolving line – no maturity	17.24%

With respect to the total of all facilities the Company has a maximum borrowing limit of $240,000 of which $229,860 was outstanding at December 31, 2022.

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

10.   Commitments & Contingencies

Office lease

The Company has an obligation under an operating lease for office space for a period of 3 years. Under this lease the Company has the following lease expense commitments as of December 31, 2022:

	Office Rent
2023	$15,000
2024	$15,000
2025	$0
2026	$0
2027	$0
2028	$0

For the years ended December 31, 2022, rent expense paid was $15,000.

11. Stockholders' Equity

Common stock

At December 31, 2022, the Company had authorized 10,000,000 common shares with a par value of $0.00001. In 2018, an S Corporation, wholly owned by the Company's Founder, contributed capital of $272,623 in exchange for 8,000,000 shares and an additional 625,000 shares were issued to other shareholders as described in Note 12.

12.   Equity Incentive Plan

In July 2018 the Company created an Equity Incentive Plan ("EIP") which Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. The EIP has been allocated 2,000,000 common shares whereby the Company may award recipients with the option to purchase shares at discounted prices. From Inception through 12/31/20 the Company had awarded a total of 625,000 shares at amounts ranging from $.0001 to $.00001 and recorded total capital of $136 to reflect these issuances as they vest. At 12/31/22 all the awards had fully vested over a three to four-year period from their respective dates of award.

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

13. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022 and through the date of this report.

14. Other Income and Expense

Interest Expense

Interest expense recorded relates to that calculated on the convertible debt and other credit facilities described in Note 5.

15. Going Concern

These financial statements are prepared on a going concern basis. The Company began operation in July, 2018, and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

16. Operating Segments and Major Customers

The Company operates in a single operating segment and thus a single reporting segment.

Red Thread Labs, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

17. Subsequent Events

Crowdfunded Offering

The Company offered a Crowdfunding offer (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future, which closed on February 15, 2023, and securities were issued. The Crowdfunded Offering was being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co").

The total amount raised during the crowdfunding was $126,073. The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through March 31, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.